7/3/14

SECU[barcode]SION
14040932

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 27 2014
WASH, D.C.
197

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/13 (MM/DD/YY) AND ENDING 04/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centaurus Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. Katella Avenue, Suite 200
(No. and Street)

Anaheim (City) CA (State) 92806 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Westley King, President (714) 456-1790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

1920 Main Street, Suite 950 (Address) Irvine (City) CA (State) 92614 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/7/14

OATH OR AFFIRMATION

I, Westley King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centaurus Financial, Inc., as of April 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RENEE R. WHITE
Commission # 2061537
Notary Public - California
Orange County
My Comm. Expires Mar 17, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTAURUS FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION

April 30, 2014

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a public document.

CENTAURUS FINANCIAL, INC.
TABLE OF CONTENTS
APRIL 30, 2014

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Centaurus Financial, Inc.

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Centaurus Financial, Inc. (the "Company") as of April 30, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 1920 Main Street ▪ Suite 950 ▪ Irvine, California 92614 ▪ **Phone** 949.236.5600 ▪ **Fax** 949.236.5601 ▪ **www.marcumllp.com**

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Centaurus Financial, Inc. as of April 30, 2014 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Irvine, California
June 25, 2014

CENTAURUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2014

ASSETS

ASSETS		
Cash and cash equivalents	$	17,771,542
Cash - restricted		371,543
Commissions receivable		2,458,487
Receivables from broker-dealers and clearing organizations		695,711
Prepaid expenses and other assets		2,750,552
Due from affiliates		438,319
Investments		381,135
Notes receivable from related party		1,367,286
Property and equipment - at cost - net of accumulated depreciation of $709,304 in 2014		1,100,182
Deferred tax asset		1,389,000
Deposits with clearing organizations		100,000
TOTAL ASSETS	$	28,823,757

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$	3,917,786
Accounts payable and other liabilities		7,241,158
Deferred revenue		941,398
Income taxes payable		2,704,093
Deferred tax liability		53,600
Note payable - bank		596,564
TOTAL LIABILITIES		15,454,599
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Capital Stock - no par value, 10,000,000 shares authorized, 137,313 shares issued and outstanding		544,861
Retained earnings		12,824,297
TOTAL STOCKHOLDERS' EQUITY		13,369,158
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	28,823,757

The accompanying notes are an integral part of the financial statement.

NOTE 1 - NATURE OF BUSINESS

Centaurus Financial, Inc., "the Company", is a registered securities broker-dealer and is a subsidiary of Federation of Financial Services, Inc. "FFS". The Company sells financial products, primarily mutual funds and insurance, through independent registered representatives. The Company is registered to do business throughout the United States.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for both financial statement reporting and income tax return preparation.

Cash equivalents – the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair value of financial instruments – substantially all of the Company's assets and liabilities are considered financial instruments. These assets and liabilities are reflected at fair value, or at carrying amounts that approximate fair value. See Note 3 for a detailed analysis of how the investments are valued.

Property and equipment – property and equipment are stated at cost. Repairs and maintenance expenditures which do not extend the useful life of the assets owned are expensed as incurred. Depreciation is computed using both straight-line and accelerated methods, based upon the estimated useful lives of the assets ranging from three to thirty-nine years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the lease term.

Deferred rent – the Company records rent expense related to its non-cancellable operating leases on a straight-line basis over the term of the lease. The cumulative difference between rent expense as recognized by the Company and actual rental payments to date is reflected as deferred rent in the accompanying statement of financial condition.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, cont.

Income taxes – the Company is included in the consolidated federal and state return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the change in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date. The Company is no longer subject to federal or state examinations by taxing authorities for the years before 2009.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - FAIR VALUE MEASUREMENT

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3 - FAIR VALUE MEASUREMENT, cont.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of April 30, 2014,

	Investments at Fair Value as of April 30, 2014			
	Level 1	Level 2	Level 3	Total
Real Estate Investment Trust (REITS)	$ 40,335	$ 234,915	$ -	$ 275,250
Limited Partnerships	-	29,361	48,324	77,685
Promissory notes	-	28,200	-	28,200
Total investments	$ 40,335	$ 292,476	$ 48,324	$ 381,135

Level 3 Investments

Balance, Beginning of year	$ 52,012
Realized and unrealized gains (losses)	(3,688)
Balance, End of year	$ 48,324

NOTE 3 - FAIR VALUE MEASUREMENT, cont.

The following methods and assumptions were used to estimate the fair value for each class of financial investment measured at fair value:

Real Estate Investment Trusts (REITS)

The REITS classified as Level 1 are traded in an active market for which daily closing prices valued on a net asset value basis or fixed redemption price based on a methodology determined by the sponsor.

Limited Partnerships

The limited partnerships classified as Level 2 are primarily offered on the secondary market. The single limited partnership investment classified as Level 3 is adjusted quarterly based upon management's review of the quarterly information provided by the investment.

Promissory Notes

This investment, classified as Level 2, was valued on a secondary market auction site.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost and as of April 30, 2014 consists of the following:

	2014
Land	$ 153,491
Building & Improvements	832,863
Office furniture and fixtures	525,911
Office computers and equipment	282,627
Leasehold improvements	14,594
	1,809,486
Less accumulated depreciation	(709,304)
Property and equipment - net	$ 1,100,182

NOTE 5 - NOTE PAYABLE - BANK

The Company obtained financing in connection with the purchase of a corporate office facility.

The terms of the note call for 35 payments of $2,786.06, at an interest rate of 3.5% per annum, and one final payment of $582,807, due on August 15, 2015. As of April 30, 2014, the outstanding principal balance was $596,564. Interest expense in the amount of $21,749 has been paid in connection with this loan during the year ended April 30, 2014.

Principal payments on the note payable bank through maturity are as follows:

2015	$	12,756
2016		583,808
Total	$	596,564

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At April 30, 2014, the Company had net capital of $5,764,607, which was $4,734,249 in excess of its required net capital of $1,030,358.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases

In February 2014, the Company modified its current lease by adding additional office space to its current location and extending the lease to 2018. Rent expense was $529,015 for the year ended April 30, 2014.

The following is a schedule of minimum lease payments for the next five years:

2015	$	442,870
2016		473,328
2017		487,528
2018		502,153
2019		343,122
	$	2,249,001

NOTE 7 - COMMITMENTS AND CONTINGENCIES, cont.

Litigation and Claims

In the ordinary course of business, the Company is routinely a defendant in or party to pending and threatened legal actions and proceedings brought on behalf of various claimants, some of which seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities and other laws and may involve claims for substantial monetary damages asserted against the Company.

The Company maintains Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in the majority of cases, the Company's exposure is limited to $100,000 or $250,000 (effective January 1, 2014 - December 31, 2014) for only alternative investment product related settlements) in any one case, subject to policy limitations and exclusions. The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to a $350,000 deductible per case, subject to policy limitations and exclusions.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with the Company's General Counsel who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred and classified as professional services within the Statement of Operations.

As of April 30, 2014, the Company had accrued expenses of $2,864,347 in legal fees and estimated probable settlement costs relating to the Company's defense in various legal matters. It is possible that some of the matters could require the Company to pay damages or make other payments or establish accruals in amounts that could not be estimated and/or could exceed those accrued as of April 30, 2014.

NOTE 8 - PROVISION FOR INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state taxes are calculated as if the Company filed separate income tax returns. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and accrued legal reserves (expensed for financial statement purposes but not deductible for income tax purposes until paid). The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of April 30, 2014, the deferred tax asset was $1,389,000 and the deferred tax liability was $53,600.

NOTE 8 - PROVISION FOR INCOME TAXES, cont.

The Company's effective tax rate differs from its expected federal statutory rate as a result of permanent items, state taxes and adjustments to tax accounts for filed returns. Significant components of the Company's deferred tax assets and (liabilities) as of April 30, 2014 are as follows:

Deferred tax assets:	
Legal reserve	$1,167,000
State taxes	222,000
Total	$1,389,000
Deferred tax liability:	
Depreciation on property and equipment	$ 53,600

NOTE 9 - CONCENTRATIONS OF CASH

At April 30, 2014, the carrying amount of the Company's cash and cash equivalents, held at three banking institutions, was $17,771,542. Each institution insures amount of $250,000 provided by the Federal Deposit Trust Corporation ("FDIC").

Restricted cash, in the amount of $371,543, is required by the bank in connection with the note payable. This amount is treated as a non-allowable asset in the computation of net capital.

NOTE 10 - RELATED PARTY TRANSACTIONS

For the year ended April 30, 2014, the Company paid Broker Design and Development, Inc. "BD&D", a corporation related through common ownership, $2,329,500 for staffing resources, continuing education, and related support services to the Company. At April 30, 2014, the amount due from BD&D was $163,581.

For the year ended April 30, 2014, the Company paid Hamilton Strategic Marketing, Inc., "Hamilton", an affiliate, $1,847,720 for seminar, convention support and state registration services to the Company.

The Company entered into various separate note transactions for loans to Federation of Financial Services, Inc. The various notes, totaling $1,367,286, calculate interest at 3% annum and are due at various dates through June 2021. Furthermore, the amount due from Federation of Financial Services, Inc. at April 30, 2014 was $274,738.

NOTE 11 - OFF-BALANCE SHEET RISK

Off-balance sheet financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, mortgage-backed TBAs, securities purchased and sold on a when issued basis (when-issued securities), and interest rate swaps. Derivative financial instruments may be used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions may be entered into for trading purposes or to economically hedge other positions or transactions. Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument.

As of April 30, 2014, and for the year then ended, the Company had not entered into or was a party to off-balance sheet financial instruments in its normal course of business as referred to in the aforementioned paragraph.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued. No events have occurred that would require adjustments to, or disclosures in the financial statements.